NEWS RELEASE 10-33	OCTOBER 13, 2010

NEW DRILL PROGRAM TARGETING SANDMAN’S FOURTH GOLD DEPOSIT
RETURNS MULTIPLE INTERVALS OF NEAR-SURFACE GOLD

Fronteer Gold (FRG - TSX/NYSE Amex) provides an update on expanded exploration and development activities at its Sandman gold project in Nevada, including new near-surface oxide gold results from the North Hill deposit as well as the commencement of property-wide exploration drilling. Under a new Plan of Operations, activities at Sandman have now extended well beyond previous in-fill drill programs at the Southeast Pediment and Silica Ridge deposits.

DEVELOPMENT DRILL PROGRAM AT NORTH HILL
Newmont USA Limited, as project operator, recently completed its Phase 1 development drill program at North Hill, one of four gold deposits that comprise the Sandman project. This work focused on drilling nine PQ-diameter core holes (767 metres) to obtain assay information and metallurgical material for mill and column-leach test work. Newmont also drilled a monitoring well to begin collecting hydrological data for the deposit area.

The majority of holes intersected oxide gold mineralization starting at a depth of less than 25 metres. Highlights from drilling at the North Hill deposit include:

  1.54 grams per tonne gold (0.04 ounces per ton) over 37.49 metres, including 8.83 g/t gold (0.26 oz/ton) over 1.98 metres in hole NSM-182.

  1.27 g/t gold (0.04 oz/ton) over 27.10 metres, including 3.11 g/t gold (0.09 oz/ton) over 6.83 metres in NSM-185.

  7.75 g/t gold (0.23 oz/ton) over 3.96 metres in hole NSM-184
  For a comprehensive table of new and previously reported drill results, including non-reportable intercepts, please click: http://www.fronteergold.com/sites/files/fronteer_admin/SandmanDrillResults1033.pdf

The North Hill deposit is an oxidized, low-sulphidation epithermal gold system that is currently 550 metres long, 430 metres wide, and has only been tested to a depth of 210 metres. High-angle controlling structures, similar to those hosting the high-grade mineralization at Silica Ridge and Southeast Pediment, are thought to also play an important role at North Hill.

Additional drilling at North Hill is planned for the winter

REGIONAL EXPLORATION PROGRAM
In addition to the initial North Hill program, Newmont has also completed 33 holes (5,624 metres) of a 53-hole (18,450 metre) property-wide exploration drill program at Sandman. The goal of this exploration program is:

  To expand the four existing gold deposits along strike and at depth.
  To test a series of new structural, geophysical and geochemical targets elsewhere on the property

Assay results from this program are pending and a follow-up regional exploration program will be designed in 2011, based on 2010 results.

ADDITIONAL YEAR 3 ACTIVITIES
Newmont is three months into its final year of a three-year earn-in agreement and has the option of earning an initial 51% interest in the project by making a positive production decision by June 2011.

Additional exploration/development activities currently underway include the following:

  Silica Ridge – 74 holes, four column tests near completion, waste rock characterization and geotechnical evaluation in progress, and hyrological data being collected
  SE Pediment – 72 holes, four column tests completed, waste rock characterization and geotechnical evaluation in progress, and hydrological data being collected.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, using industry standard QA-QC protocols. Fronteer Gold's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here are consistent with Fronteer Gold's past results on the project. Correspondence with the operator and review of portions of the data, has given him no reason to doubt the results authenticity The true width of the mineralized zones is estimated by Fronteer Gold to be approximately 70% to 100% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER GOLD
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer Gold visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
 info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.